Caro Holdings Inc.

VIA EDGAR

August 29, 2016

Mara L. Ransom

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Caro Holdings Inc. Registration Statement on Form S-1 Filed June 27, 2016 File No. 333-212268

Dear Ms. Ransom:

This letter is in response to your comment letter dated August 19, 2016, with regard to the Form S-1 filing of Caro Holdings, Inc., a Nevada corporation ("Caro" or the "Company") filed on June 27, 2016 and Amendment No. 1 filed on August 9, 2016. Responses to each comment have been keyed to your comment letter.

General

1.	We note your response to comment 2. Please further revise your prospectus to clearly articulate the status of your current operations and the fact that you do not have any customers, suppliers or inventory. As examples only, we note the following:

•	Your statement on page 5 that you are "engaged in the subscription box business." Please revise this statement to make it clear that you have not commenced operations.

•	Your statements on page 10 that you do not have "a meaningful historical record of sales and revenues." Please revise this statement to make it clear that you do not have any historical sales or revenues.

•	Your risk factor on page 13 that "[y]our business is growing more international." Please revise this statement to make it clear that you have not yet commenced operations.

•	Your statement on page 16 regarding "the price that [you] charge for [your] products." Please revise this statement to reference the price that you plan to charge for your products, as you have not yet commenced operations.

•	Your statement on page 19 that you "are exposed to business risks as a results of [y]our e-commerce operations." Please clarify that you have not yet commenced operations or created a website.

1

Please revise throughout your prospectus.

Response: The amended prospectus has been revised to clearly articulate the status of our current operations and the fact that we do not have any customers, suppliers or inventory.

Status of Publicly Announced New Products or Services, page 43

2.	We note your disclosure that you have entered into a non-exclusive Supply Agreement. Please include this agreement as an exhibit to your registration statement. Please refer to Item 604(b)(10) of Regulation S-K.

Response: The non-exclusive Supply Agreement was not completed; we have removed the references to this agreement.

Financial Statements, page 57

3.	Please update the financial statements and other financial information in the filing to include the interim period ended June 30, 2016. Please refer to the guidance in Rule 8-01 of Regulation S-X.

Response: The prospectus has been updated to include the financial statements and information for the interim period ended June 30, 2016.

Please contact me with any further comments or questions. The Company will file the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically (rhozzycaro@gmail.com). If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Rozh Caroro

Rozh Caroro, President

2